UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 9, 2011

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES PRICING OF CONVERTIBLE

SUBORDINATED NOTES

MONTERREY, MEXICO. MARCH 9, 2011 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today the pricing of U.S.$800 million aggregate principal amount of 3.25% convertible subordinated notes due 2016 (the “2016 Notes”) and U.S.$600 million aggregate principal amount of 3.75% convertible subordinated notes due 2018 (the “2018 Notes”, and together with the 2016 Notes, the “Notes”). CEMEX also granted the financial institutions acting as the initial purchasers of the Notes 30-day over-allotment options to purchase up to U.S.$177.5 million additional aggregate principal amount of 2016 Notes and U.S.$90 million additional aggregate principal amount of 2018 Notes (subject to certain limitations).

The Notes will be convertible into American Depositary Shares, or ADSs, of CEMEX based on an initial conversion rate of 88.6211 ADSs per U.S.$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately U.S.$11.28 per ADS and represents an approximately 30% conversion premium over the last reported sale price of ADSs on March 9, 2011. The conversion rate and the conversion price will be subject to adjustment in certain events, such as distributions of dividends or stock splits. CEMEX expects to close the Notes offerings on or about March 15, 2011, subject to the satisfaction of various customary closing conditions.

Interest on the Notes will be payable semi-annually in arrears on March 15, and September 15 of each year, beginning September 15, 2011. The 2016 Notes will mature on March 15, 2016, unless previously converted or redeemed in accordance with their terms prior to such date. The 2018 Notes will mature on March 15, 2018, unless previously converted or redeemed in accordance with their terms prior to such date. The Notes are not redeemable by CEMEX prior to their respective maturity dates, except, subject to limitations, upon certain changes in withholding taxes with respect to the Notes. The Notes will be general unsecured subordinated obligations of CEMEX, will be subordinated to all of CEMEX’s existing and future senior indebtedness and will rank pari passu with CEMEX’s 4.875% Convertible Subordinated Notes due 2015.

In connection with the offering of the Notes, CEMEX intends to enter into capped call transactions with certain financial institutions. The capped call transactions with respect to the 2016 Notes will have a cap price 90% higher than the closing price of our ADSs on March 9, 2011, and the capped call transactions with respect to the 2018 Notes will have a cap price 110% higher than such closing price. These transactions are expected to generally reduce the potential cost to CEMEX upon future conversion of the Notes. We intend to use approximately U.S.$187 million of the net proceeds from this offering to pay the cost of the capped call transactions, and expect to use a portion of the net proceeds from the sale of additional Notes in the event the initial purchasers exercise their over-allotment option to increase the number of ADSs underlying the capped call transactions on a proportionate basis. In connection with hedging the capped call transactions, the counterparties to such transactions or their respective affiliates expect to enter into various derivatives transactions with respect to CEMEX CPOs or ADSs concurrently with and shortly after pricing of the Notes and/or purchase CEMEX CPOs or ADSs in secondary market transactions. In addition, the counterparties or their affiliates may from time to time following pricing of the Notes enter into or unwind various derivatives and/or purchase or sell CEMEX CPOs or ADSs in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes. These activities could have the effect of increasing or preventing a decline in, or having a negative effect on, the trading price of our CPOs or ADSs, or both, concurrently with or following the pricing of the Notes.

CEMEX intends to use the remaining proceeds from the offering of the Notes to repay indebtedness, including indebtedness under CEMEX’s Financing Agreement, as amended, and Certificados Bursátiles.

The Notes and the capped call transactions, as well as CEMEX’s ADSs and Certificados de Participación Ordinarios, or CPOs, underlying such securities, have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”) or any applicable state securities laws. The Notes will be offered only to qualified institutional buyers pursuant to Rule 144A and outside the United States pursuant to Regulation S, both as promulgated under the Securities Act. Unless so registered, the Notes and the securities issuable upon conversion may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR CNBV), AND MAY NOT BE OFFERED OR SOLD PUBLICLY, OR OTHERWISE BE THE SUBJECT OF BROKERAGE ACTIVITIES, IN MEXICO, EXCEPT THAT THE NOTES MAY BE OFFERED IN MEXICO PURSUANT TO A PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES), TO MEXICAN INSTITUTIONAL AND QUALIFIED INVESTORS. THE TERMS OF THE OFFERS WILL BE NOTIFIED TO THE CNBV AFTER THE PLACEMENT DATE OF THE NOTES, ONLY FOR INFORMATION PURPOSES, AND WILL NOT IMPLY CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE NOTES OR TO THE SOLVENCY OF CEMEX. THE INFORMATION INCLUDED IN THE DOCUMENTS RELATED TO THESE OFFERS IS THE SOLE RESPONSIBILITY OF CEMEX AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV IN MEXICO.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 9, 2011	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller